EXHIBIT 20

FOR IMMEDIATE RELEASE                                        December 30,1998

New Generation Foods, Inc.
Jerry Flum, Chairman & CEO
516/327-2400, ext. 224

                NEW GENERATION TO PURCHASE CREDITRISKMONITOR.COM

New Generation Foods, Inc. (OTCBB: NGNF, bid $4.00) has exercised its option to purchase the assets of the CreditRisk Monitor credit information service (CRM), the only real-time interactive Internet- based service (www.creditriskmonitor.com) targeted at corporate credit managers, from Market Guide Inc. The purchase price is approximately $2.5 million, payable in installments, as previously reported.

The closing is expected to occur in January 1999, subject to customary closing conditions, at which time New Generation will change its name to CreditRiskMonitor.com, Inc. and will apply for a new stock symbol that more clearly reflects the new name.

New Generation is completing a private placement of its common stock to finance the acquisition. When completed, New Generation will have approximately 5.2 million shares outstanding in addition to a $13.8 million net operating loss carryforward expiring in various amounts through 2017 which, the Company believes, should be available to shelter future taxable income.

CRM's cash revenue for the 12 months ended December 1998 should be approximately $1.0 million. Management believes that 1999 cash revenue should be approximately $2.7 million and that the Company should be at or about cash flow breakeven for the year.

Safe Harbor Statement: Certain statements in this press release, including statements prefaced by the words "anticipates", "estimates", "believes", "expects" or words of similar meaning, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward- looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.